January 15, 2020

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd.
Chemin des Mines 9,
CH-1202 Geneva,
Switzerland

       Re: Addex Therapeutics Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 14, 2020
           File No. 333-235554

Dear Mr. Dyer:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Compensation of Directors and Executive Management, page 103

1. Please revise this section to include compensation information for fiscal year 2019, the last full financial year. Refer to Item 6.B of Form 20-F.
        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any other questions.
 Tim Dyer
Addex Therapeutics Ltd.
January 15, 2020
Page 2

                                       Sincerely,
FirstName LastNameTim Dyer
                                       Division of Corporation Finance
Comapany NameAddex Therapeutics Ltd.
                                       Office of Life Sciences
January 15, 2020 Page 2
cc:       Joshua A. Kaufman, Esq.
FirstName LastName